UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
FORIAN INC.
(Name of Subject Company)
BRAVO MERGER SUB, INC.
a wholly owned subsidiary of
2025 ACQUISITION COMPANY, LLC
(Names of Filing Persons (Offerors))
Common Stock, $0.001 par value per share
(Title of Class of Securities)
34630N106
(CUSIP Number of Class of Securities)
Max Wygod
Chief Executive Officer
Forian Inc.
41 University Drive, Suite 400
Newtown, PA
18940
Tell: (267) 225-6263
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)
With a copy to:
Creighton Condon
Allen Overy Shearman & Sterling US LLP
599 Lexington Ave.,
New York, NY 10022
(212) 848-7628

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Not applicable	Filing Party:	2025 Acquisition Company, LLC Bravo Merger Sub, Inc.
	Form or Registration No.:	Schedule TO-T	Date Filed:	April 16, 2026
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No.1 to the Tender Offer Statement on Schedule TO (together with any exhibits and annexes attached hereto, this “Amendment No. 1”) is filed by (i) Bravo Merger Sub, Inc., a Maryland corporation (“Merger Sub”) and a direct wholly-owned subsidiary of 2025 Acquisition Company, LLC, a Delaware limited liability company (“Parent,” and together with Merger Sub, the “Buyer Parties”), and (ii) Parent. This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO, filed by the Buyer Parties with the U.S. Securities and Exchange Commission (the “SEC”) on April 16, 2026 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Buyer Parties to purchase all of the issued and outstanding shares (each, a “Share” and collectively, the “Shares”) of common stock, par value $0.001 per share, of Forian Inc., a Maryland corporation (the “Company”), for $2.17 per Share, payable net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 16, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and together with the Offer to Purchase and other related materials, as each may be amended and supplemented from time to time, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(a) and (a)(1)(b), respectively. The Offer does not include an offer to purchase any Shares owned by the Buyer Parties as of the commencement of the Offer (the “Excluded Shares”).
Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO, the Offer to Purchase (including all schedules thereto) and the Letter of Transmittal remains unchanged and is hereby expressly incorporated by reference to the extent relevant to the items in this Amendment No. 1.
Amendments to the Offer to Purchase.
The Offer to Purchase and Items 1 through 13 of the Schedule TO, to the extent such Items 1 through 13 incorporate by reference the information contained in the U.S. Offer to Purchase, are hereby amended and supplemented as follows:
1.
The section of the Offer to Purchase entitled “The Tender Offer — Section 7. Certain Information Concerning Forian” is hereby amended and supplemented by adding the following paragraph as a new immediately preceding paragraph

“Historical Summary Financial Information
The following tables set forth summary historical consolidated financial data for Forian as of and for each of the years ended December 31, 2025 and 2024. The summary financial data and the per Share data set forth below are extracted from, and should be read in conjunction with, the consolidated financial statements and other financial information contained in the Forian’s filings with the SEC. More comprehensive financial information is included in such filings (including management’s discussion and analysis of financial condition and results of operation) and other documents filed by Forian with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. We incorporate herein by reference (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on March 27, 2026 and (ii) the Company’s Current Report on Form 8-K filed with the SEC on April 3, 2026. Historical results are not necessarily indicative of results to be expected in any future period.

FORIAN INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$12,903,760	$4,590,661
Marketable securities	18,647,229	30,492,088
Accounts receivable, net	5,643,100	3,971,702
Contract assets, net	2,439,223	2,586,712
Prepaid expenses	990,910	1,111,234
Other current assets	1,932,535	1,707,694
Total current assets	42,556,757	44,460,091

Property and equipment, net	29,428	46,652
Intangible assets, net	1,001,546	1,192,044
Right of use assets, net	12,137	35,560
Deposits and other assets	531,027	1,435,496
Total assets	$44,130,895	$47,169,843

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$3,833,522	$982,665
Accrued expenses and other current liabilities	5,255,295	4,413,267
Short-term operating lease liabilities	12,137	23,423
Deferred revenues	5,251,193	4,487,686
Convertible notes payable, net of debt issuance costs (Note 11) ($0 and $6,000,000 in principal as of December 31, 2025 and December 31, 2024 was held by a related party. Refer to Note 14)	—	6,697,649
Total current liabilities	14,352,147	16,604,690

Long-term liabilities:
Other long-term liabilities	—	512,137
Total long-term liabilities	—	512,137
Total liabilities	14,352,147	17,116,827
Commitments and contingencies (Note 16)

Stockholders' equity:
Preferred Stock; par value $0.001; 5,000,000 Shares authorized; 0 issued and outstanding as of December 31, 2025 and December 31, 2024	—	—
Common Stock; par value $0.001; 95,000,000 Shares authorized; 31,072,251 issued and outstanding as of December 31, 2025 and 31,010,788 issued and outstanding as of December 31, 2024	31,073	31,011
Additional paid-in capital	82,536,827	79,937,115
Accumulated deficit	(52,789,152)	(49,915,110)
Total stockholders' equity	29,778,748	30,053,016
Total liabilities and stockholders' equity	$44,130,895	$47,169,843

FORIAN INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	For the Year Ended December 31,
	2025	2024
Revenue	$30,256,919	$20,153,263

Costs and Expenses:
Cost of revenues	14,156,840	7,334,163
Research and development	2,916,722	1,444,745
Sales and marketing	6,034,225	4,334,289
General and administrative	9,410,103	12,536,940
Litigation settlements and related expenses	—	669,955
Depreciation and amortization	207,722	63,389
Strategic review and transaction related expenses	1,295,559	756,743
Total costs and expenses	34,021,171	27,140,224

Operating Loss	(3,764,252)	(6,986,961)

Other Income (Expense):
Change in fair value of warrant liability	—	563
Interest and investment income	1,260,533	2,422,261
Gain on sale of investment	—	80,694
Interest expense	(142,351)	(708,933)
Gain on bargain purchase	—	1,204,830
Gain on debt redemption	—	283,059
Total other income, net	1,118,182	3,282,474
Net loss before income taxes	(2,646,070)	(3,704,487)
Income tax expense	(227,972)	(66,583)
Net loss	$(2,874,042)	$(3,771,070)

Basic and diluted net loss per common share	$(0.09)	$(0.12)
Weighted-average shares outstanding - basic and diluted	31,111,780	31,070,548

FORIAN INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Preferred Stock		Common Stock		Additional Paid In Capital	Accumulated Deficit	Stockholders' Equity
	Shares	Par Value at $0.001 per share	Shares	Par Value at $0.001 per share
Balance at January 1, 2025	—	$—	31,010,788	$31,011	$79,937,115	$(49,915,110)	$30,053,016
Vesting of Restricted Stock and Stock Awards, net of shares surrendered for taxes	—	—	273,023	274	(263,935)	—	(263,661)
Issuance of Forian common stock upon exercise of stock options	—	—	940	1	(1)	—	—
Repurchase and retirement of common stock, inclusive of excise taxes	—	—	(212,500)	(213)	(412,731)	—	(412,944)
Stock-based compensation expense	—	—	—	—	3,276,379	—	3,276,379
Net loss	—	—	—	—	—	(2,874,042)	(2,874,042)
Balance at December 31, 2025	—	$—	31,072,251	$31,073	$82,536,827	$(52,789,152)	$29,778,748

	Preferred Stock		Common Stock		Additional Paid In Capital	Accumulated Deficit	Stockholders’ Equity
	Shares	Par Value at $0.001 per share	Shares	Par Value at $0.001 per share
Balance at January 1, 2024	—	$—	30,920,450	$30,920	$73,834,300	$(46,144,040)	$27,721,180
Vesting of Restricted Stock and Stock Awards, net of shares surrendered for taxes	—	—	217,988	218	(132,809)	—	(132,591)
Repurchase and retirement of common stock	—	—	(130,000)	(130)	(292,770)	—	(292,900)
Issuance of Forian common stock upon exercise of stock options	—	—	2,350	3	(3)	—	—
Stock-based compensation expense	—	—	—	—	6,528,397	—	6,528,397
Net loss	—	—	—	—	—	(3,771,070)	(3,771,070)
Balance at December 31, 2024	—	$—	31,010,788	$31,011	$79,937,115	$(49,915,110)	$30,053,016

FORIAN INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	For the Years Ended December 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,874,042)	$(3,771,070)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	207,722	63,389
Amortization on right of use asset	23,423	21,980
Gain on bargain purchase	—	(1,204,830)
Amortization of debt issuance costs	3,555	5,333
Amortization of discount - proceeds from sale of discontinued operations	—	(20,712)
Interest accrued on convertible notes	138,796	703,600
Accretion of discounts on marketable securities	(1,098,372)	(2,321,188)
Gain on sale of investment	—	(80,694)
Gain on debt redemption	—	(283,059)
Provision for credit losses	132,025	225,000
Stock-based compensation expense	3,276,379	6,528,397
Change in fair value of warrant liability	—	(563)
Change in operating assets and liabilities:
Accounts receivable	(1,721,398)	(856,719)
Contract assets	65,464	64,097
Prepaid expenses	120,324	75,933
Lease liabilities	(23,423)	(33,381)
Deposits and other assets	679,628	963,710
Accounts payable	2,850,857	821,075
Accrued expenses	842,028	(331,990)
Deferred revenues	763,507	203,118
Other liabilities	(500,000)	(488,599)
Net cash provided by operating activities	2,886,473	282,827

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable securities	(83,174,769)	(152,354,967)
Sale and maturity of marketable securities	96,118,000	166,480,656
Proceeds from sale of investment	—	80,694
Cash from acquisition	—	1,415,696
Net cash from sale of discontinued operations	—	1,666,666
Net cash provided by investing activities	12,943,231	17,288,745

CASH FLOWS FROM FINANCING ACTIVITIES:
Tax payments related to shares withheld for vested restricted stock units	(263,661)	(132,591)
Repurchase of common stock	(412,944)	(292,900)
Cash used to redeem convertible notes	(6,840,000)	(18,598,406)
Net cash used in financing activities	(7,516,605)	(19,023,897)
Net change in cash and cash equivalents	8,313,099	(1,452,325)
Cash and cash equivalents, beginning of year	4,590,661	6,042,986
Cash and cash equivalents, end of year	$12,903,760	$4,590,661

Supplemental disclosure of cash flow information:
Cash paid (received) for taxes	$220,764	$(1,629,767)
Cash paid for interest	$840,000	$1,598,406

FORIAN INC.
PER SHARE FINANCIAL INFORMATION

	For the Years Ended December 31,
	2025	2024
Basic and diluted net loss per common share	$(0.09)	$(0.12)
Book Value per share	$0.96	$0.97

BOOK VALUE CALCULATIONS:
Equity EOP	$29,778,748	$30,053,016
Share OS EOP	$31,072,251	$31,010,788
Book Value per Share	$0.96	$0.97

2.	The second paragraph of Schedule I of the Offer to Purchase is hereby amended and supplemented as follows (new language bolded and underlined):
“The directors of Merger Sub are Max C. Wygod. The executive officers of Merger Sub are Max C. Wygod, who serves as President, Secretary, and Treasurer of Merger Sub and Adam Dublin, who serves as Vice President of Merger Sub. The name, business address and telephone number, principal occupation, material occupations within the past five (5) years and country of citizenship of each director and executive officer of Merger Sub are set forth below.”
3.
The section of the Offer to Purchase entitled “The Tender Offer — Section 12. Conditions of the Offer” is hereby amended and supplemented by adding the following text as a new paragraph following the last paragraph of such section:

“Parent and Merger Sub’s Interest in the Net Book Value and Net Earnings of Forian
Upon completion of the Merger, Forian will become an indirect, wholly-owned subsidiary of Parent, and Merger Sub will cease to exist as a separate corporate entity. Consequently, only Parent and the holders of the units of Parent will have the opportunity to participate in the future net earnings and growth, if any, of Forian. Similarly, only Parent and the holders of the units of Parent will face the risk of losses generated by Forian’s operations or the decline in value of Forian after the Merger. As of the date of the Offer to Purchase, the Filing Persons’ beneficial ownership of Shares amounts to approximately 70.61%. Thus, completion of the Offer and the Merger will have the effect of increasing Parent’s ownership of Forian by the 29.39% of Forian that Parent currently does not own, or an increase in such ownership from 70.61% to 100%. At December 31, 2025, Forian’s net book value (or total stockholders’ equity) aggregated approximately $29.78 million. Completion of the Merger would have the effect of increasing the amount of such net book value of Forian attributable to Parent’s ownership of Forian by approximately $8.73 million (or 29.31% of $29.78 million), from approximately $21.05 million (or 70.61% of $29.78 million) to approximately $29.78 million.”
4.
The second paragraph of the section of the Offer to Purchase entitled “Special Factors — Section 5. Position of the Buyer Parties Regarding Fairness of the Offer and the Merger” is hereby amended and supplemented as follows (new language bolded and underlined; deleted language struck through):

“The Buyer Parties believe that the interests of the unaffiliated security holders were represented by the Special Committee, which negotiated the terms and conditions of the Merger Agreement with the assistance of its independent legal and financial advisors. The Buyer Parties did not participate in the discussions or deliberations of the Special Committee or the Board regarding, nor have they received advice from the respective legal, financial or other advisors of the Special Committee or the Board as to, the fairness of the Merger. The transactions contemplated by the Merger Agreement (including the Merger) are not structured so that the approval of at least a majority of unaffiliated security holders is required. The Buyer Parties have not performed, or engaged a financial advisor to perform, any valuation or other analyses for the purposes of assessing the fairness of the Merger to the unaffiliated security holders of Forian.”
5.
The first paragraph under the question heading “Who is offering to buy my securities?” in the section of the Offer to Purchase entitled “Summary Term Sheet,” the first paragraph under the question heading

“Have any Forian stockholders entered into agreements with Parent or Merger Sub or any of their affiliates requiring them to tender their Shares?” in the section of the Offer to Purchase entitled “Summary Term Sheet” and the final paragraph of the section of the Offer to Purchase entitled “The Tender Offer — Section 10. The Merger Agreement; Other Agreements” are hereby amended and supplemented as follows (new language bolded and underlined; deleted language struck through):
“As of the date of this Offer to Purchase, Parent owns  ~~21,991,929~~  22,058,478 Shares that were previously owned by the Consortium Members, representing  ~~70.39~~  70.61% of the issued and outstanding Shares.
6.
The following sentence is hereby added to the end of each of the following locations of the Offer to Purchase: the first paragraph under the question heading “Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?” in the section of the Offer to Purchase entitled “Summary Term Sheet,” the third paragraph under the question heading “Can the Offer be extended and under what circumstances?” in the in the section of the Offer to Purchase entitled “Summary Term Sheet,” the sixth paragraph of the section of the Offer to Purchase entitled “The Tender Offer — Section 1. Terms of the Offer” and the final paragraph of the section of the Offer to Purchase entitled “The Tender Offer — Section 12. Conditions of the Offer”:

“As of the date of the Offer to Purchase, Parent owns 70.61% of the Shares as a result of the Contribution Agreement. Therefore, no additional Shares need to be tendered to satisfy the Minimum Condition.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 4, 2026

BRAVO MERGER SUB, INC.

By:	/s/Max Wygod
Name: Max Wygod
Title: Chief Executive Officer

2025 ACQUISITION COMPANY, LLC

By:	/s/ Max Wygod
Name: Max Wygod
Title: Chief Executive Officer